Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,					Nine Months
						Ended
	1998	1999	2000	2001	2002	Sept. 30, 2003

	(in thousands)
Earnings
Income From Continuing Operations *	53,885	72,856	65,951	92,533	105,882	80,632
Fixed Charges	30,915	34,305	55,621	72,217	77,726	74,053
Distributed Income of Equity Investment	—	—	—	40,800	30,938	10,470
Capitalized Interest	(795)	(2,133)	(4,559)	(4,000)	(4,345)	(3,374)

Total Earnings	84,005	105,028	117,013	201,550	210,201	161,781

Fixed Charges
Interest Expense	29,784	31,563	48,982	66,057	70,537	67,772
Capitalized Interest	795	2,133	4,559	4,000	4,345	3,374
Rental Interest Factor	336	609	2,080	2,160	2,844	2,907

Total Fixed Charges	30,915	34,305	55,621	72,217	77,726	74,053

Ratio: Earnings / Fixed Charges	2.72	3.06	2.10	2.79	2.70	2.18

     *     Excludes minority interest, extraordinary loss, gain on sale of assets and undistributed equity earnings.